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                             September 9, 2021

       Chris Chipman
       Chief Financial Officer
       Virpax Pharmaceuticals, Inc.
       1055 Westlakes Drive
       Suite 300
       Berwyn, PA 19312

                                                        Re: Virpax
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
1, 2021
                                                            CIK No. 0001708331

       Dear Mr. Chipman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Michael J. Lerner, Esq.